Exhibit 99.7

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL UNIT AWARDS REFINERY ENGINEERING CONTRACT

KIPI Maloy, Kalimantan Timur, Indonesia, 8 February 2018 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) today announced that its Indonesian subsidiary, PT Kilang Kaltim Continental ("KKC"), has awarded a contract to the Lone Star Technical Solutions Group ("LSTS") of League City, Texas, for front-end engineering, design, and other services for KKC's Maloy Refinery.

Under the contract, LSTS will act as the owner's engineer for the Maloy Refinery design and construction. In addition to providing engineering and design services, LSTS will supervise and insure quality control, on KKC's behalf, during fabrication of modular refinery equipment and components at selected manufacturers located within the USA. Additionally, LSTS will advise KKC and assist with supervision of KKC's selected construction contractor during the erection and commissioning of the Maloy Refinery on site.

About PT Kilang Kaltim Continental - KKC is the holder of a foreign direct investment license with the Indonesian government which permits it to build, own, and operate a crude oil refinery at the KIPI Maloy port and industrial park, a special economic zone located in the Kutai Timur Regency of East Kalimantan Province, Indonesia. The planned 24,000 barrels per day capacity Maloy Refinery is intended to produce motor fuels for local sale direct to underserved industrial and retail consumers within the East Kalimantan Province. The Company owns an 80% shareholding in KKC, and the Company's 85% owned Indonesian subsidiary, PT Continental Hilir Indonesia, owns the remaining 20%.

About Lone Star Technical Solutions Group - The LSTS Group specializes in the front end development of oil and gas processing facilities on a world-wide basis. The Group provides technical knowledge and expertise to guide and assist owners and operators seeking to develop projects from the conceptual stage through start-up. LSTS offers development assistance for new construction, modular and stick built facilities, relocations, developing technology, and financing advising for small and medium sized facilities.

On behalf of the Company,
Richard L. McAdoo
Chief Executive Officer

Source: Continental Energy Corporation
Media Contact: Byron Tsokas, Vice President, (1-403-629-8840) btsokas@continentalenergy.com
Further Information is posted on the Company's website at: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any of the Company's plans, intentions, or objectives or similar forward looking statements described herein. In this release, there are no assurances that the engineering services contract will result in the successful realization of the planned refinery by the Company's subsidiary. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed with the US SEC available at www.sec.gov. The Company assumes no obligation to update the information in this release.